UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-17f-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1.   Investment Company Act Rule Number:
         811-07917
2.   State Identification Number:  N/A
3.   Exact name of investment company as specified in registration statement:
         Wilshire Variable Insurance Trust
4.   Address of principal executive office (number, street, city, state, zip code):
          1299 Ocean Avenue, Suite 700
          Santa Monica, California  90401
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[PWC OFFICE LETTERHEAD]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
Wilshire Variable Insurance Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Wilshire Variable Insurance Trust Income Fund's (the "Fund's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of December 31, 2006. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2006, and with respect to agreement of security purchases and sales, for the period from September 29, 2006 (the date of our last examination), through December 31, 2006:

- Confirmation of all securities located in the vault of PFPC Trust Company (the "Custodian") without prior notice to management;

- Confirmation of all securities held by the Depository Trust Company ("DTC") and the Federal Reserve Bank of Boston ("the Fed") in book entry form. This confirmation included, but was not limited to, securities held by the Fund. For a sample of securities held in the aggregate by DTC and the Fed, we agreed the omnibus position per the records of the Custodian to the confirmation of securities in the aggregate received from DTC and the Fed.

- Reconciliation of all such securities to the books and records of the Fund and the Custodian;

- Agreement of 10 security purchases and 10 security sales or maturities since our last examination from the books and records of the Fund to broker confirmations and cash statements received from the Custodian.

- Confirmation or agreement to cash statements received from the Custodian of all securities out for transfer with brokers.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Wilshire Variable Insurance Trust Income Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2006 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
FEBRUARY 28, 2007

        MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS
                     OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of the Income Fund (one of the Funds constituting Wilshire Variable Insurance Trust, hereafter referred to as the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2006, and from September 29, 2006 through December 31, 2006.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2006, and from September 29, 2006 through December 31, 2006, with respect to securities reflected in the investment account of the Fund.

Income Fund


                  /s/ Lawrence E. Davanzo                            2/28/07
                  -------------------------------------------------------------
                  Lawrence E. Davanzo                                  Date
                  Trustee and President
                  Wilshire Variable Insurance Trust

                  /s/ Scott Boroczi                                 2/28/07
                  -------------------------------------------------------------
                  Scott Boroczi                                        Date
                  Treasurer
                  Wilshire Variable Insurance Trust


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